UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

Isilon Systems, Inc.

(Name of Subject Company Issuer)

Electron Merger Corporation

and

EMC Corporation

(Names of Filing Persons – Offeror)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

46432L104

(CUSIP Number of Class of Securities)

Paul T. Dacier, Esq.

June D. Duchesne, Esq.

EMC Corporation

176 South Street

Hopkinton, Massachusetts 01748

(508) 435-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,405,166,255.60	$171,488.35

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of 66,702,734 outstanding shares of Isilon common stock, 4,264,432 shares of Isilon common stock issuable upon or otherwise deliverable in connection with the exercise of vested outstanding employee stock options and 86,490 outstanding restricted stock units multiplied by $33.85 per share, which is the offer price.
**	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for Fiscal Year 2011, issued September 29, 2010 by multiplying the Transaction Valuation by 0.0000713.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP Number:

46432L104

This Tender Offer Statement on Schedule TO is filed by EMC Corporation, a Massachusetts corporation (“EMC”), and Electron Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of EMC. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of Isilon Systems, Inc., a Delaware corporation (“Isilon”), at a purchase price of $33.85 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Schedule TO is being filed on behalf of EMC and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Isilon Systems, Inc., a Delaware corporation. Isilon’s principal executive office is located at 3101 Western Avenue, Seattle, Washington, and its telephone number at such principal executive office is (206) 315-7500.

(b) This Tender Offer Statement on Schedule TO relates to Purchaser’s offer to purchase all outstanding Shares. According to Isilon, as of November 15, 2010, there were 66,702,734 Shares outstanding, 4,264,432 Shares issuable upon or otherwise deliverable in connection with the exercise of vested outstanding employee stock options and 86,490 Shares issuable pursuant to outstanding restricted stock units.

(c) The information set forth in Section 6— “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Tender Offer Statement on Schedule TO is filed by EMC and Purchaser. The information set forth in Section 9— “Certain Information Concerning Purchaser and EMC” of, and Schedule I to, the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” Section 5— “Certain Information Concerning EMC and Purchaser,” Section 11— “Background of the Offer; Contacts with Isilon; The Merger Agreement” and Section 12— “Purpose of the Offer; Plans for Isilon; Appraisal Rights” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1-7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” Section 6— “Price Range of Shares; Dividends,” Section 7— “Possible Effects of the Offer on the Market for the Shares; Stock Listing; Registration under the Exchange Act; Margin Regulations” and Section 12— “Purpose of the Offer; Plans for Isilon; Appraisal Rights” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and Section 10— “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

        (a), (b) The information set forth in the sections of the Offer to Purchase entitled Section 9— “Certain Information Concerning the Purchaser and EMC,” and Section 12— “Purpose of the Offer; Plans for Isilon; Appraisal Rights” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase entitled Section 16— “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a), (b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled Section 11— “Background of the Offer; Contacts with Isilon; The Merger Agreement” and Section 12— “Purpose of the Offer; Plans for Isilon; Appraisal Rights” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled Section 12— “Purpose of the Offer; Plans for Isilon; Appraisal Rights,” Section 14— “Conditions of the Offer” and Section 15— “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled Section 14— “Conditions of the Offer” and Section 15— “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled Section 7— “Possible Effects of the Offer on the Market for the Shares; Stock Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(5) The information set forth in the sections of the Offer to Purchase entitled Section 15— “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase dated November 19, 2010.*

(a)(1)(B)	Letter of Transmittal (including Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by EMC and Isilon on November 15, 2010, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by EMC on November 15, 2010.

(a)(1)(G)	Slide Presentation dated November 15, 2010, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by EMC on November 15, 2010.

(a)(1)(H)	Text of Letter to EMC Employees delivered on November 15, 2010, incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by EMC on November 15, 2010.

(a)(1)(I)	Transcript of Conference Call conducted on November 15, 2010, incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by EMC on November 15, 2010.

(a)(1)(J)	Text of article posted on EMC website, dated November 15, 2010, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by EMC on November 16, 2010.

(a)(1)(K)	Text of e-mail to Isilon Employees delivered on November 15, 2010, incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by EMC on November 16, 2010.

(a)(1)(L)	Text of article published November 16, 2010, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by EMC on November 16, 2010.

(a)(1)(M)	Press Release issued by EMC on November 19, 2010.*

(a)(1)(N)	Form of Summary Advertisement as published on November 19, 2010 in The Wall Street Journal.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of November 14, 2010, by and among EMC Corporation, Electron Merger Corporation and Isilon Systems, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by EMC on November 16, 2010.

(d)(2)	Tender and Voting Agreement, dated as of November 14, 2010, by and among EMC Corporation, Electron Merger Corporation and certain stockholders of Isilon Systems, Inc., incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by EMC on November 16, 2010.

(d)(3)	Confidentiality Agreement, dated as of August 29, 2010, by and between EMC Corporation and Isilon Systems, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2010

EMC CORPORATION

By:	/s/ Paul T. Dacier
Name:	Paul T. Dacier
Title:	Executive Vice President and General Counsel

ELECTRON MERGER CORPORATION

By:	/s/ Paul T. Dacier
Name:	Paul T. Dacier
Title:	President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated November 19, 2010.*

(a)(1)(B)	Letter of Transmittal (including Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by EMC and Isilon on November 15, 2010, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by EMC on November 15, 2010.

(a)(1)(G)	Slide Presentation dated November 15, 2010, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by EMC on November 15, 2010.

(a)(1)(H)	Text of Letter to EMC Employees delivered on November 15, 2010, incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by EMC on November 15, 2010.

(a)(1)(I)	Transcript of Conference Call conducted on November 15, 2010, incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by EMC on November 15, 2010.

(a)(1)(J)	Text of article posted on EMC website, dated November 15, 2010, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by EMC on November 16, 2010.

(a)(1)(K)	Text of e-mail to Isilon Employees delivered on November 15, 2010, incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by EMC on November 16, 2010.

(a)(1)(L)	Text of article published November 16, 2010, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by EMC on November 16, 2010.

(a)(1)(M)	Press Release issued by EMC on November 19, 2010.*

(a)(1)(N)	Form of Summary Advertisement as published on November 19, 2010 in The Wall Street Journal.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of November 14, 2010, by and among EMC Corporation, Electron Merger Corporation and Isilon Systems, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by EMC on November 16, 2010.

(d)(2)	Tender and Voting Agreement, dated as of November 14, 2010, by and among EMC Corporation, Electron Merger Corporation and certain stockholders of Isilon Systems, Inc., incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by EMC on November 16, 2010.

(d)(3)	Confidentiality Agreement, dated as of August 29, 2010, by and between EMC Corporation and Isilon Systems, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith